UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the month of November 2025

Commission file number: 001-41760

ParaZero Technologies Ltd.

(Translation of registrant’s name into English)

1 Hatachana Street

Kfar Saba, 4453001, Israel

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒      Form 40-F ☐

CONTENTS

On November 24, 2025, the board of directors of ParaZero Technologies Ltd. (the “Company”) appointed Mr. Alon Yasovsky as the Company’s Vice President of Research and Development, effective December 1, 2025.

Mr. Yasovsky is an experienced executive with over 20 years of hands-on experience in R&D leadership, where he has driven innovation across electro-optics, machine vision, embedded systems, and medical devices, spanning both global tech giants and deep-tech startups, and led multidisciplinary teams from concept through mass production. From 2022 to 2024, Mr. Yasovsky served as an Open Innovation at Samsung Electronics in Israel where he introduced new products and solutions to enhance the company’s competitive edge in the tech market and managed collaboration processes with partners, ensuring successful implementation of innovative technologies. In addition, from 2020 to 2024, Mr. Yasovsky served as an Evaluator for the Israeli Innovation Authority where he evaluated high-impact investments in R&D and vision systems, guided companies in scaling their R&D efforts and assisted early-stage and mid-sized businesses with go-to-market strategies, enhancing their project management capabilities. Prior to these roles, Mr. Yasovsky served as the CEO and Co-Founder of SensoGenic Ltd. and also held R&D leadership roles at Kornit Digital Ltd. (Nasdaq: KRNT), Intel Corporation (Nasdaq: INTC), Apple (Nasdaq: AAPL), PrimeSense (prior to its acquisition by Apple) and Elbit Systems Ltd. (Nasdaq: ESLT). Mr. Yasovsky earned a B.Sc. in electrical and electronic engineering from Tel Aviv University (Israel) and received a certificate from the U.S.-Israel Innovation Bridge Leadership Executives Program at The Paul Merage School of Business at the University of California, Irvine.

This Form 6-K is incorporated by reference into the Registrant’s Registration Statements on Form S-8 (File No. 333-278268 and 333-285054) and Form F-3 (File Nos. 333-281443 and 333-275351), filed with the Securities and Exchange Commission, to be a part thereof from the date on which this report is submitted, to the extent not superseded by documents or reports subsequently filed or furnished.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ParaZero Technologies Ltd.

Date: November 24, 2025	By:	/s/ Ariel Alon
		Name:	Ariel Alon
		Title:	Chief Executive Officer

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